UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 333-256665

Abits Group Inc

Level 24 Lee Garden One 33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F	☒	Form 40-F ☐

Explanatory Note:

On October 10, 2024, The Nasdaq Stock Market LLC (“Nasdaq”) granted Abits Group Inc (the “Company”) an additional 180 calendar day period, or until April 7, 2025, to regain compliance with the minimum $1.00 bid price per share requirement for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Marketplace Rule 5550(a)(2) (the “Rule”).

As previously reported, on April 12, 2024, the Company received a notification letter from Nasdaq advising the Company of its noncompliance with the Rule for 30 consecutive business days preceding the notice date. The Company was provided 180 calendar days, or until October 9, 2024, to regain compliance with the Rule. The Company was unable to regain compliance within the initial compliance period.

Nasdaq’s determination to grant the second compliance period was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. To regain compliance, the bid price of the Company’s ordinary shares must close at or above $1.00 per share for a minimum of ten consecutive business days at any time during the second 180-day compliance period. The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options. There can be no assurance that the Company will be able to regain compliance with the Rule or maintain compliance with the other listing requirements necessary for the Company to maintain the listing of its ordinary shares on Nasdaq.

The Notice has no effect on the listing of the Company’s ordinary shares at this time and the Company’s ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “ABTS”.

The Company issued a press release announcing this matter on October 11, 2024. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated October 11, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITS GROUP INC

Date: October 11, 2024	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer